EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	06/03/14
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**	
	Form 8-K, CHCO Investor Trip 6 2014 with KBW	
GRAPHIC	**chcologo.jpg**	
	CHCO logo	
EX-99.1	**exhibit99-1.htm**	
	Exhibit 99.1, Slide Presentation	
8-K	**submissionpdf.pdf**	
	Printable copy, Form 8-K, CHCO Investor Trip & Slide Presentation	
GRAPHIC	**exhibit99-11.jpg**	
GRAPHIC	**exhibit99-12.jpg**	
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Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
June 3, 2014



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

··   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

··   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

··   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

··   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

City Holding Company (the "Company") is scheduled to meet with and make presentations to certain institutional investors and shareholders on Tuesday, June 3 and Wednesday, June 4, 2014. Charles R. Hageboeck, President and CEO, will make the Company's presentations. A copy of the slide presentation to be used by the Company during these meetings is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein. Such slide presentation will also be available on the Company's web site at www.bankatcity.com. Information contained on the Company's website expressly is not incorporated by reference into this Current Report on Form 8-K.

The information in the preceding paragraph, as well as Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of that section. It may only be incorporated by reference into another filing under the Exchange Act or Securities Act of 1933 if such subsequent filing specifically references Section 7.01 of this Current Report on Form 8-K. All information in the slide presentation speaks as of the date thereof and the Company does not assume any obligation to update said information in the future. In addition, the Company disclaims any inference regarding the materiality of such information which otherwise may arise as a result of its furnishing such information under Item 7.01 of this report on Form 8-K.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>June 3, 2014</u>

City Holding Company

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer



Keefe, Bruyette & Woods

Atlanta & Orlando

June 3-4, 2014

Forward looking statements

This presentation contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City *Holding Company*

City Holding Company

- Total Assets $3.4 bil
- Branches   82
- FTE   925
- Market Cap $684 mil
- Institutional Ownership   63%
- Average Daily Volume $1.8 mil

Date: May 28, 2014

City Holding Company

Value in the banking sector?
Checklist for success in current environment:

- Capital
  - Strongly capitalized
- Markets
  - Solid distribution network
  - Stable geographic markets
  - Disciplined competition
- Performance
  - Strong net interest margin
  - Strong NIM management
  - Strong fee income
  - Ability to control expenses

- Growth
  - Liquidity to grow
  - Ability to grow share in market
  - Opportunity to grow into new markets
- Management

City *Holding Company*

City Holding Company

- **Markets:** Operates an extremely strong retail/commercial franchise in stable markets with disciplined competition

- **Asset Quality:** Strong compared to peers and City's management has recognized and dealt with issues

- **Performance:** Has consistently outperformed peers with respect to earnings, capital, and liquidity

- **Growth:** Growing and succeeding in slow-growth stable markets with targeted expansion into new markets

City *Holding Company*

City National Markets


1st Branch Share & 2nd Deposit Share (9%)
In Charleston MSA/Huntington MSA;
$10.6 Billion
1st Branch Share & 28% Deposit Share
$2.5 Billion
2nd Branch Share & 2nd Deposit Share (17%) in Staunton MSA
$2.4 Billion
3rd Branch Share & 6% Deposit Share in Winchester VA & Morgan, Berkeley & Jefferson Co. WV
$5.4 Billion

Acquisitions in Growth Markets



City Holding Company

Virginia Savings Bank

- **Closed May 31, 2012**
- **5 branches in Virginia**
- **$73 million in loans**
- **$123 million in deposits**
- **5,700 households**
- **Regional population of 185,000**
- **Regional Households of 72,000**
- **Projected Population growth of 5.0% over 5 yrs**
- **Our primary competitors in this market are BB&T, United Bank, Bank of Clarke County, and Wells Fargo**

City *Holding Company*

Community Bank

- **Closed January 10, 2013**
- **10 branches in Virginia**
  - Eight Branches in Staunton, VA region
    - Population of 205,000
    - Households of 79,000
    - Competitors: STEL, BBT, STI, BOA, UBSI
  - Two Branches in Virginia Beach Region
    - Population of 1.7 million
    - Households of 625,000
- **$410 million in loans**
- **$380 million in deposits**
- **13,650 households**
- **Projected Population growth of 3.1% over 5 years in Staunton, VA region**

City Holding Company

Retail Enhancements in Virginia

- **80% of Virginia Branches acquired are unprofitable due to low retail loan balances**
  - *Solution: Originate More Retail Loans*
- **Under CHCO, Retail Loan Production: $39MM in 2013**
  - *Goal of over $50MM for 2014*
  - *Was not a focus for predecessors due to liquidity constraints*
  - *Significant Opportunity for CHCO to improve the profitability of the Virginia franchise*

City *Holding Company*

Retail Enhancements in Virginia

- **Closed Harrisonburg Branch (Feb 2013)**
  - *Had 288 households; Primarily Indirect Auto Focus*

- **Closed Lake James Branch (Dec 2013)**
  - *Had 981 households*

- **Indirect Auto Loans**
  - *down $12.4 MM (60%) since January 2013*
  - *Scale business*
  - *Unacceptable risk-return balance*

- **Relocated Winchester Branch (Aug 2013)**

- **Renovated Woodstock Branch (Aug 2013)**

11

City *Holding Company*

Financial Impact of Acquisitions:

	VSB - Before	VSB - After	Community - Before	Community - After
Branches	5	5	11	9
FTE	48	37 (-23%)	153	82 (-45%)
Loans^	$73 MM (Mar 12 Call)	$73 MM	$371 MM	$318 MM *
Deposits	$120 MM	$139 MM	$385 MM	$314 MM **
Expenses	$4.7MM (2011)	$2.7MM (-42%) (YTD Ann)	$14.7 MM (2012)	$7.8 MM (-47%) (YTD Ann)
Retail Trans. Acct. Hhlds	4,022	4,961	11,146	10,970 *

^ Loans are balances after the mark-to-market
* Closed Harrisonburg & Lake James Branches
** Brokered Deposits

12

City Holding Company


Accretion from Acquisitions
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
2012
2013
2014
2015
2016
Historical
Forecasted
13
City Holding Company

Industry Challenges in 2014:

- **Economic Activity & Loan Growth**
- **Mortgage Banking Downturn**
- **Branch Fees are stagnant**
- **Loan Competition - Terms & Price**
- **Regulatory Compliance**
- **Future Regulatory Agenda**

City *Holding Company*

The key to City's success: an enviable deposit franchise

- Branches   82
- Average Deposits per Branch $34.5 MM
- Average Households per Branch   2,200
- Average Deposit Share   12.5%
- Average Household Share*   23%

- * - Excludes Coastal Region

Low cost and stable funding:



Data: March 31, 2014

City *Holding Company*



Excluding Acquisition Accretion, Interest rate floors, and PSL's - City's NIM has been very stable:

March 2008 thru June 2011: NIM supported by Interest Rate Floors

2013 & Mar 2014: NIM supported by Accretion from acquisitions

3.77%

2005 2006 2007 2008 2009 2010 2011 2012 2013 Mar 14

— $1 to $5B Peer — CHCO — CHCO excluding PSLs, floors & accretion

Peer Data as of December 31, 2013

17

City *Holding Company*

CHCO's sensitivity to interest rate risk :

Immediate Basis Point Change in Interest Rates	Estimated Increase or Decrease in Net Income between 1-12 months
+400 Bp	+3.9%
+300 Bp	+4.9%
+200 Bp	+4.2%
+100 Bp	+1.2%

Assumes that deposit mix changes as rates rise

Data: March 31, 2014

City Holding Company

Strong deposit franchise drives top decile non-interest revenue:

City Holding Company



- Non Interest Income
- Net Interest Income

*As of March 31, 2014. Non-interest income excludes investment gains/(losses)

Peer Group



- Non Interest Income
- Net Interest Income

Sample of 275 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2013, excluding investment gains/(losses)

City *Holding Company*

Non-interest income is branch driven:

	2008	2009	2010	2011	2012	2013	March 2014
Bankcard Revenues	$8.6	$9.0	$9.9	$11.1	$12.4	$13.5	$3.7
Service Charges	$37.4	$36.0	$30.1	$27.0	$26.3	$27.6	$6.2
Insurance	$4.2	$5.6	$5.5	$5.9	$6.1	$5.8	$2.0
Investment Management	$2.2	$2.3	$2.8	$3.1	$3.8	$4.0	$1.0
BOLI	$2.9	$3.3	$3.4	$3.2	$3.0	$3.4	$0.8

20



Past-due loan Trends (30+ days):
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Residential
Home Equity
Consumer
CMRE
C&I
Increase in Past-Dues in 2013 reflects acquisition of Community Bank in Jan 2013
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
March-14
21
City Holding Company

Past Dues
Originated & Acquired
as of March 31, 2014

	C&I	CRE	RRE	HE	Con	Total
Originated	$0.1	$0.8	$4.1	$0.6	$0.3	$5.9
Acquired	$0.1	$3.8	$0.8	-	$0.4	$5.1
Total	$0.2	$4.6	$4.9	$0.6	$0.7	$11.0

City Holding Company

Charge-off trends:



Source: FDIC, All Insured Depository Institutions
Peer data as of December 31, 2013

23

City Holding Company

Non-performing assets & OREO



Source: FDIC, All Insured Depository Institutions
Peer data as of December 31, 2013

24

City *Holding Company*

A High Performing Bank

Bank Director ranked City:

- #3 of largest 150 US banks in 2010
- #8 among US Banks with assets between $1B - $5B in 2011
- #19 among US Banks with assets between $1B - $5B in 2012
- Named City 10th on the "Nifty Fifty" for best use of capital in 2013 & 2014

City Holding Company



ROTCE


25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
2007
2008
2009
2010
2011
2012
2013
March 2014
CHCO
W/O Merger Costs
$1B - $5B

Peer Data as of March 31, 2014

City Holding Company



Efficiency Ratio
70.0%
60.0%
50.0%
40.0%
2007
2008
2009
2010
2011
2012
2013
March 2014
CHCO
$1B - $5B
Data as calculated using SNL Financial definition. Peer data as of March 31, 2014.
28
City Holding Company



Noninterest Income/Total Revenues

Legend: —◆— CHCO —■— $1B - $5B

29

City *Holding Company*

Growth:

CHCO is positioned to achieve "reasonable growth" in its core franchise

- Commercial
- Retail
- Insurance
- Trust & Investment Management

City Holding Company

Commercial loan growth:

Success achieved due to community bank orientation, strong team, strong underwriting, and strong local economies



Growth percentages exclude acquisitions in 2005, 2012 & 2013

31

City Holding Company

Retail loan growth:

Adjustable Rate Mortgages, Home Equity Loans, Installment credit



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Loans $MM
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Residential Real Estate
Home Equity (Junior Liens)
Consumer

Deposit growth opportunity:

CHCO has many small deposit relationships; peers tend to have larger commercial & public deposits

	Branches	Deposits	Deposits/Branch
CHCO	**82**	**$ 2.8 B**	**$35 million**
BBT	65	$ 5.1 B	$79 million
UBSI	32	$ 1.8 B	$55 million
JPM	19	$ 1.3 B	$68 million
HBAN	16	$ 1.0 B	$59 million

Includes branches within 5 miles of City branch
Source: SNL

33

City Holding Company

CityInsurance: Growing

- **Revenues**   **$5.8 Million**
- **CAGR**   **12% annually**

Lines of Business

Personal Lines
Workers Compensation
Health/Benefits/Life Ins
Property/Casualty
Medical Malpractice

Acquisitions

Dickens & Clark
Patton Insurance
Millcreek Insurance
Area Insurance

Markets

Charleston (3 locations)
Huntington
Ripley
Beckley
Martinsburg
Ashland

34

Trust AUM & Revenues: Strong growth
AUM CAGR 10.8% and Revenue CAGR 7.8% (Dec 31, 2005-Dec 31, 2013)



City Holding Company



Tangible Common Equity:
strong following 2 acquisitions in 2012 & 2013

TE/TA

City Holding Company

Share Count:



City *Holding Company*

Average Daily Volume and Short Position in CHCO



At May 15, 2014:
1,378,757 shares shorted
15,719,360 shares outstanding
Volume
Days to cover
Average Daily Volume
Days to Cover
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100
90
80
70
60
50
40
30
20
10
0
5/15/13
5/31/13
6/14/13
6/28/13
7/15/13
7/31/13
8/15/13
8/30/13
9/13/13
9/30/13
10/15/13
10/31/13
11/15/13
11/29/13
12/13/13
12/31/13
1/15/14
1/31/14
2/14/14
2/25/14
3/14/14
3/31/14
4/15/14
4/30/14
5/15/14

City Holding Company

Cash Dividends/Share Declared & Dividend Payout Ratio



City Holding Company

Growth per share (12/31/10 - 12/31/13):

- **Loans per share:**   **8.5% CAGR**
- **Deposits per share:**   **6.5% CAGR**
- **Non-interest inc per share:** **1.7% CAGR**
- **Expenses per share*:**   **5.4% CAGR**

Implication: While CHCO operates in relatively low growth markets, high profitability allows share repurchases, which have driven core earnings despite the economic environment of the last several years

*-Excludes one-time merger expenses

City *Holding Company*

Acquisition philosophy:

- Historically less acquisitive than peers
- Acquisitions must truly be strategic or meaningfully accretive
- Opportunities have increased
- Actively looking:
  - In-market
  - Adjacent market
  - Growth markets
- Size: Generally $100MM to $1B

41

City *Holding Company*

Acquisition territory:


Detroit
Toledo
Cleveland
Pittsburgh
Harrisburg
Trenton
Philadelphia
Columbus
Cincinnati
Dover
Baltimore
Frankfort
Lexington
Louisville
Richmond
Virginia Beach
Raleigh
Charlotte
Columbia
Atlanta
250mi
All rights reserved

City Holding Company

CHCO represents good value and stability

- **Pricing Metrics***:
- Price to Book: 174%
- Price to Tangible Book: 215%
- Price to 2014 Projected Earnings**   13.1x
- Dividend Yield   3.7%
- Div Payout Ratio**   48%
- Tangible Capital/Tangible Assets***
      9.60%
- Institutional Ownership   63%

*   Based on Price of $43.54 (5/28/14)

** Based on analyst estimate of $3.32 for 2014 (average of 5)

43

Questions?

44

City *Holding Company*